PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (“AGMS”) and the Extraordinary General Meeting of Shareholders (“EGMS”) (AGMS and EGMS may hereinafter be referred to as the “Meeting”) which was held on Thursday, June 11 2009 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

AGMS

Agenda 1

a.

To approve the annual report of the Company for the financial year ended 31 December 2008.

b.

To ratify the financial statements of the Company for the financial year ended 31 December 2008.

c.

To approve the full release and discharge of the members of the Board of Commissioners (including those that ceased to be members of the Board of Commissioners during 2008) from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended 31 December 2008 and such actions do not conflict with or violate the prevailing laws and regulations.

Agenda 2

a.

To determine the allocation of net profit of the Company for the financial year ended December 31, 2008 with the following composition:

•

For reserve funds, 1% of the net profit or equivalent to Rp.18.78 billion.

•

For dividend, an amount of Rp.172.85 per share.

•

The remaining amount will be allocated for re-investment and working capital.

The dividend will be paid in full on July 22, 2009 in the amount of Rp.172.85 per share, while the schedule of payment of dividend for the Government of the Republic of Indonesia will be determined by the Board of Directors of the Company in accordance with the prevailing laws and regulations.

In accordance with the prevailing capital market regulation, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of July 7, 2009 at 04.00 p.m Western Indonesian Time.

a.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the provisions above and/or subject to the requirements of the prevailing laws and regulations.

Agenda 3

Total remuneration of the Company’s Board of Commissioners for the year 2009 amounting to Rp.28,487,500,000,-  consists of:

1.

The total annual cash remuneration for 2009 starting from January 1, 2009 amounting to Rp.7.06 billion including honorarium and provisions for committee fees which is to be paid by the Company and is determined proportionally based on the composition of the Board of Commissioners for the year 2009 with the details as follows:

-   President Commissioner : Rp.828,000,000,-

-   Commissioner

         : Rp.704,000,000,-  (average amount)

The remuneration of the member of the Board of Commissioners may differ to take into account each member of the Board of Commissioners’ duties and responsibilities on committees of the Board of Commissioners.

2.

Attendance in board/committee meeting allowance amounting to Rp.1.39 billion which is paid based on attendance on official board meeting.  This allowance is replacing other board fixed allowances.

3.

Restricted Share Unit Plan which is a long term incentive based on virtual share price amounting to Rp.6.30 billion allocated for initial program and 1st year for 2009 Program.

4.

Allocation for End of Service Benefits for the Board of Commissioners amounting to Rp.4.14 billion. This benefit shall be provided at the end of appointment period as a member of the Board of Commissioners. This is in line with applicable practice in several companies.

5.

Income tax facility amounting to Rp.6.92 billion.

6.

Allocation for Ad-Hoc Committee and Board of Commissioners secretarial staffs amounting to Rp.2.68 billion.

Agenda 4

a.

To approve the appointment of Public Accounting Firm Purwantono, Sarwoko & Sandjaja, member of Ernst & Young Global, as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2009 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority of the General Meeting of Shareholders to the Board of Commissioners to appoint a replacement for the Company’s Independent Auditor, including the determination of the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation.

Agenda 5

a.

To discharge Sheikh Mohamed bin Suhaim Hamad Al-Thani as member of the Board of Commissioners of the Company with appreciation and gratitude as at the close of this Meeting.

And to appoint Mr. Richard Farnsworth Seney as new member of the Board of Commissioners of the Company for the period commencing from the close of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 or in accordance with the Articles of Association of the Company:

b.

To discharge the following members of the Board of Directors of the Company with appreciation and gratitude:

-

Mr. Johnny Swandi Sjam, as of  August 11, 2009.

-

Mr. Wahyu Wijayadi, Mr. Syakieb Achmad Sungkar, Mr. Guntur S. Siboro, Mr. Raymond Tan Kim Meng and Mr. Roy Kannan, as of the close of this Meeting.

-

Mr. Wong Heang Tuck, as of September 1, 2009.

And to appoint the following as new members of the Board of Directors of the Company  until the close of the Annual General Meeting of Shareholders in the year 2010 or in accordance with the Articles of Association of the Company:

-

Mr. Harry Sasongko Tirtotjondro, as of  August 11, 2009.

-

Mr. Peter Wladyslaw Kuncewicz, as of  September 1, 2009.

-

Mr. Stephen Edward Hobbs as of the close of this Meeting.

With due regard to the above resolutions, the composition of the Company’s Board of Commissioners as of the closing of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 and the composition of the Company’s Board of Directors as of the closing of this Meeting (except for Mr. Johnny Swandi Sjam, Mr. Wong Heang Tuck, Mr. Harry Sasongko Tirtotjondro, and Mr. Peter Wladyslaw Kuncewicz) until the close of the Annual General Meeting of Shareholders in the year 2010 (in accordance with the Articles of Association of the Company) shall be as follows:

Board of Commissioners:

-

H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, President Commissioner

-

Dr Nasser Marafih, Commissioner

-

Mr. Richard Farnsworth Seney, Commissioner

-

Mr. Rachmat Gobel, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Jarman, Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. Setyanto P. Santosa, Independent Commissioner

-

Mr. George Thia Peng Heok, Independent Commissioner

-

Mr. Michael Latimer, Independent Commissioner

Board of Directors:

-

Mr. Harry Sasongko Tirtotjondro, President Director (effective as of  August 11, 2009)

-

Mr. Peter Wladyslaw Kuncewicz, Director (effective as of  September 1, 2009)

-

Mr. Stephen Edward Hobbs, Director

-

Mr. Kaizad Bomi Heerjee, Director

-

Mr. Fadzri Santosa, Director

a.

Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director’s proposal:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

EGMS

a.

To approve the amendments to the Company’s   Articles of Association.

b.

To appoint and grant the authority with the right of substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS and EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to apply for the approval and/or submit a notification with regard to the amendments to the composition of the Board of Directors and/or Board of Commissioners and amendment to the Articles of Association of the Company to the Ministry of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the amendments to the composition of the Board of Directors and/or Board of Commissioners and amendment to the Company’s Articles of Association as approved by this AGMS and EGMS in the Company Registration in the Department of Trade, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary, to have the deed restating the Company’s AGMS and EGMS resolutions, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS and EGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended  December 31, 2008 of Rp.172.85 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 04.00 p.m. Western Indonesian Time on July 7, 2009.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT KSEI Collective Custody as of 04.00 p.m. Western Indonesian Time on July 7, 2009.

2.

The basis for inclusion in the Company Shareholders Register or the Account Holder List are all the shares trading on the Indonesia Stock Exchange for:

Remaining of the Cash Dividend per Share for The Year 2009		Rp.172.85 per share
Cum Dividend for	Regular and Negotiable Market	July 2, 2009
	Cash Market	July 7, 2009
Ex Dividend for	Regular and Negotiable Market	July 3, 2009
	Cash Market	July 9, 2009
Recording Date of dividend		July 7, 2009
Dividend payment date		July 22, 2009

3.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is July 7, 2009, at 04.00 p.m. Western Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, the local custodians authorized by The Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 7, 2009, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (SPPD) or “Dividend Payment Notice” and will be sent via mail to the Shareholders’ address as registered in the Company‘s Shareholders Register. Such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

6.

For shareholders whose shares have not been electronically registered into the Collective Custody of PT KSEI which wishing to have their dividend payments transferred to their bank accounts shall submit a written request. Such written request shall be submitted by latest July 10, 2009, at 04.00 p.m. Western Indonesian Time and shall be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350.Telp. (021) 651 5130, Fax. (021) 651 5131.

7.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

                                                                                           Jakarta, June 15, 2009

                                                                                                PT INDOSAT Tbk

                                                                                          The Board of Directors

ANNOUNCEMENT

PT Indosat Tbk (the “Company”)

Jl. Medan Merdeka Barat No. 21

Jakarta

In accordance with Article 68 paragraph (4) of Law No.40 Year 2007 on Limited Liability Company, the Company’s Board of Directors hereby announce that the Company’s Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity as announced by the Company in daily newspapers namely Bisnis Indonesia, Investor Daily and The Jakarta Post on March 2, 2009 have been ratified by the shareholders in the Company’s Annual General Meeting of Shareholders held on Thursday, dated June 11, 2009.

The announcement of the Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity can be viewed on the Company’s website at www.indosat.com or can be obtained from the Company’s Investor Relations Division at Indosat Building, 2nd floor, Front Podium, Jl. Medan Merdeka Barat No.21, Jakarta 10110, Telephone (021) 386 9615, Facsimile (021) 380 4045.

Jakarta, June 15, 2009

PT INDOSAT Tbk

The Board of Directors